EXHIBIT 99.15
Media release

Rio Tinto updates details of tailings facilities
30 April 2021

LONDON--(BUSINESS WIRE)-- Rio Tinto today released updated information in relation to its global tailings facilities to align with the requirements of the Global Industry Standard for Tailings Management (GISTM) released in August 2020, an initiative co-convened by the International Council on Mining and Metals, United Nations Environment Programme and the Principles for Responsible Investment.

The latest disclosure at http://www.riotinto.com/tailings builds on previously disclosed information on each of Rio Tinto’s global tailings facilities released in June 2019 and the publication of Rio Tinto’s Group Procedure and updated Standard for 'Management of tailings and water storage facilities' in February 2019. The changes to existing data are in line with guidance contained in GISTM including updating information previously disclosed.

As per the June 2019 disclosure, all facilities have been awarded a consequence classification in accordance with the regulatory or industry body that oversees tailings in each region or jurisdiction. Additional technical data from recently updated downstream impact assessments required under the GISTM and Rio Tinto’s own internal Tailings standard have resulted in a modification to hazard classifications of some facilities within the company’s global operations. Consequence classifications are not a rating of the condition of a facility or the likelihood of failure but on the potential consequence if there were to be a failure.

All Rio Tinto managed facilities are subject to three levels of governance and assurance:

•First level of assurance takes place at the asset itself with the main tenets being effective facility design, comprehensive operational controls and regular reviews. Independent reviews of the operations must be conducted at least every two years

•Second level is assurance to the Rio Tinto Standard through periodic Business Conformance Audits and Technical Reviews, supported by Rio Tinto's Surface Mining Centre of Excellence

•Third level of assurance is independent of site management and normally conducted by third parties. In addition, all Rio Tinto managed facilities, whether active or inactive, have an external engineer of record or design engineer.

Full details of all Rio Tinto tailings and water storage facilities are available at https://www.riotinto.com/tailings.
riotinto.com
Category: General
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